

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2011

Via Email
Dov Charney
Chief Executive Officer
American Apparel, Inc.
747 Warehouse Street
Los Angeles, CA 90021-1106

> **Re:** **American Apparel, Inc.**
> **Schedule 14A**
> **Filed May 4, 2011**
> **File No. 001-32697**

Dear Charney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Questions and Answers About the Proxy Materials and Annual Meeting, page 1

1. Please revise your Q&A to briefly discuss in quantified terms the dilution to existing investors as a result of Proposals Eight and Nine and any discount to market price at the time of the agreements.

Certain Relationships and Related Transactions, page 62

2. With a view to clarifying disclosure, advise us if the March 24, 2011 purchase agreement referenced on page 64 had the effect of giving Mr. Charney majority control of the company's common shares sufficient to assure approval of Proposals 8 and 9 as indicated in the sixth paragraph on page six.

<u>Other</u>

3.   We note you have outstanding comments on your Form 10-K to which you responded on May 4, 2011. Please confirm that you will resolve these comments prior to mailing your definitive proxy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director